SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              TB WOOD'S CORPORATION
          -------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
         --------------------------------------------------------------
                         (Title of Class of Securities)



                                    872226105
         --------------------------------------------------------------
                                 (CUSIP Number)

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




  CUSIP No.  872226105               13G


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENT1IFICATION NO. OF ABOVE PERSONS

             THOMAS C. FOLEY
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)_
                                                                     (b)_
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------- ----------------- ----------------------------------
                                   5          SOLE VOTING POWER


                                              2,768,758*

                            ----------------- ----------------------------------
                                   6          SHARED VOTING POWER
     NUMBER OF SHARES
    BENEFICIALLY OWNED
    BY EACH REPORTING                         0
       PERSON WITH          ----------------- ----------------------------------

                                   7          SOLE DISPOSITIVE POWER


                                              2,768,758  *
                            ----------------- ----------------------------------
                                   8          SHARED DISPOSITIVE POWER


                                              0
--------------------------- ----------------- ----------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,768,758

------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN
             SHARES           _

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             47.5%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON

             IN
------------ -------------------------------------------------------------------

   * Includes shares of Common Stock over which Mr. Foley has granted stock options to J.P. Conte and Donald N. Fawcett in the amounts of 72,922 shares and 6,000 shares, respectively. Messrs. Conte and Fawcett are former employees of the NTC Group, Inc.. Mr. Foley is the sole shareholder of the NTC Group, Inc. and serves as its President and Chairman.

Item 1(a).    Name of Issuer:

                  TB Wood's Corporation

                  Address of Issuer's Principal Executive Offices:

                  440 North Fifth Avenue, Chambersburg, PA  17201

Item 2(a).    Name of Person Filing:

                  Thomas C. Foley

Item 2(b).    Address of Principal Business Office or, if None, Residence:

                  Three Pickwick Plaza, Suite 200, Greenwich, CT  06830

Item 2(c).    Citizenship:

                  USA

Item 2(d).    Title of Class of Securities:

                  Common Stock, $.01 Par Value Per Share

Item 2(e).    CUSIP Number:

                  872226105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ___ Broker or dealer registered under Section 15 of the Act, (b) ___ Bank as defined in Section 3(a)(6) of the Act, (c) ___ Insurance Company as defined in
Section 3(a)(19) of the Act, (d) ___ Investment Company registered under Section 8 of the Investment
               Company Act,
(e)   ___      Investment Adviser registered under Section 203 of the Investment
               Advisers Act of 1940,
(f)            ___ Employee  Benefit Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974
               or Endowment Fund,
(g)   ___      Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),
(h)   ___      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.       Ownership.

(a)          Amount beneficially owned:

             2,768,758

(b)          Percent of class:

             47.5%

(c)          Number of shares as to which such person has:

             (i)      Sole power to vote or to direct the vote

                      2,768,758*

             (ii)     Shared power to vote or to direct the vote

                      -0-

             (iii)    Sole power to dispose or to direct the disposition of

                      2,768,758*

             (iv)     Shared power to dispose or to direct the disposition of

                      -0-

Item 5.       Ownership of Five Percent or Less of a Class.

                           Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                           Not Applicable

   * Includes shares of Common Stock over which Mr. Foley has granted stock options to J.P. Conte and Donald N. Fawcett in the amounts of 72,922 shares and 6,000 shares, respectively. Messrs. Conte and Fawcett are former employees of the NTC Group, Inc. Mr. Foley is the sole shareholder of the NTC Group, Inc. and serves as its President and Chairman.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

Item 8.       Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.       Notice of Dissolution of Group.

                           Not Applicable

Item 10.      Certification.

                           Not Applicable

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          February 12, 1997
                                                         -------------------
                                                                          (Date)

                                                         /s/ THOMAS C. FOLEY
                                                         -------------------
                                                                     (Signature)


                                                           Thomas C. Foley
                                                         -------------------
                                                                    (Name/Title)